UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 11, 2023, Global Blue Group Holding AG issued a press release, attached as exhibit 99.1 to this Form 6-K, announcing that the Global Blue CEO, Jacques Stern, will be presenting later today at the CJS Securities 23rd Annual New Ideas for the New Year Conference. The copy of the presentation can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2023

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release